Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share		Proposed Maximum Offering Price (1)	Amount of Registration Fee (2)

Common Stock	25,000,000	$	N/A	$25,000	$3.69

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.